Exhibit 99.62

HIGHLANDER SILVER AND BEAR CREEK MINING COMBINE TO CREATE
LEADING GROWTH COMPANY IN THE SILVER SECTOR

All monetary amounts are expressed in Canadian dollars, unless otherwise indicated.

Toronto, Ontario, December 19, 2025 – Highlander Silver Corp. (TSX: HSLV) (“Highlander Silver”) and Bear Creek Mining Corporation (TSXV: BCM) (OTCQX: BCEKF) (BVL: BCM) (“Bear Creek”) are pleased to announce that they have entered into a definitive agreement (the “Arrangement Agreement”) whereby Highlander Silver and Bear Creek have agreed to combine their respective businesses by way of a plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”). The combined company will be managed by the Highlander Silver executive team, supported by key Bear Creek personnel.

Corporate Highlights

●	Creates a leading growth company in the silver sector by adding the Corani silver project (the “Corani Project”), one of the largest primary silver deposits in the world, to a foundation supported by the bonanza grade San Luis gold-silver project

●	Leading management team with proven expertise in delivering rapid growth while advancing projects in South America in partnership with community and government stakeholders

●	Combined company’s strong shareholder base includes global institutions and strategic shareholders, Augusta Capital, the Lundin family and Eric Sprott; Highlander’s balance sheet remains well-capitalized and debt free post-transaction

Flagship Assets

San Luis Gold-Silver Project – Ancash, Peru

●	Hosts Indicated Mineral Resources of 356 koz gold (“Au”) at 24.4 g/t Au and 8.4 Moz silver (“Ag”) at 579 g/t Ag, ranking among the 10 highest grade projects globally in both gold and silver categories

●	Rapidly growing Bonita zone discovery has returned robust drilling results, recently including 23.9m of 20.82 g/t Au and 31.53 g/t Ag (BOD-023); 23.6m of 15.56 g/t Au and 74.49 g/t Ag (BOD-021); 23.4m of 11.70 g/t Au and 26.10 g/t Ag (BOD-022)[1]

●	Geophysics and drilling plans to be released in the New Year and set the stage for the next phase of growth at Bonita while permitting advances

1 See press releases: ‘Highlander Silver Reports New Discovery of Kusy Zone at Bonita Returning Highest Grades to Date: 23.6m at 15.56 g/t Gold and 74.49 g/t Silver’ – October 6, 2025 and ‘Highlander Silver Reports Record Results and New Discovery: 23.9m at 20.82 g/t Gold and 31.53 g/t Silver and 23.4m at 11.70 g/t Gold and 26.10 g/t Silver in Shallow Drilling’ – December 1, 2025

Corani Project – Puno, Peru

●	One of the largest primary silver deposits in the world, with permitting well advanced and supporting community agreements in place

●	2019 Feasibility Study (as defined below) using US$18/oz silver: US$532m NPV5% and 22.9% after-tax IRR; 9.6 Moz average annual silver production over LOM at AISC[2] of US$4.55/oz silver

●	Proven & Probable reserves of 229 Moz silver; measured and indicated mineral resources (inclusive of mineral reserves) of 323 Moz silver, and additional inferred mineral resources of 84 Moz silver

●	Growth opportunity that has not seen exploration drilling in the last decade with exploration opportunities to the north, northeast and south, and a related gold zone and porphyry target to pursue

Mercedes Gold-Silver Mine – Sonora, Mexico

●	Operating underground mine with underutilized 2,000 tpd processing plant and associated infrastructure; 2024 production of 40,220 oz gold and 217,676 oz silver

●	Large and highly prospective land package of 69,284 ha within prolific belt; main corridor of veins open under cover for over 6km of largely untested prospective strike, with numerous other targets to pursue across multiple styles of mineralization

●	Represents an attractive gold asset with significant upside that Highlander will seek to align with a well-funded responsible operator which can prioritize investing in its long-term future

Daniel Earle, President and CEO of Highlander Silver, commented, “I am delighted to present this transaction to our shareholders, which allows us to scale into the emerging structural bull market for silver beyond our bonanza grade San Luis project. The Corani Project is already one of the largest primary silver deposits in the world yet still offers robust growth and discovery potential. To Bear Creek Shareholders, I’d like to extend a warm welcome and commit to honour the legacy of your company as a trailblazer in Peruvian silver exploration by surfacing the full potential of the Corani Project within our portfolio.”

Eric Caba, President and CEO of Bear Creek, commented, “I am extremely excited to realize the combination of Bear Creek with Highlander Silver, which will result in a robust, silver-focused enterprise with a significant mineral inventory, a clean balance sheet and a clear path to growth lead by our flagship Corani Project.”

2 Non-GAAP Financial Measure, see “Non-GAAP Financial Measures”

Catherine McLeod-Seltzer, Chair, and Peter Mitchell, Special Committee Chair of Bear Creek, respectively, add, “The Highlander Arrangement is a comprehensive solution that first and foremost provides exciting future opportunities for Bear Creek Shareholders to realize value from the Corani Project and participate in Highlander’s San Luis project, and secondly provides an elegant solution that eliminates their substantial exposure to Bear Creek’s liquidity and debt issues. After a thorough and disciplined strategic review process, engaging with numerous potential counterparties and carefully considering multiple alternative offers, we are extremely pleased to have negotiated the Arrangement with Highlander Silver, which provides the best path forward for our shareholders.”

Bill Heissenbuttel, President and CEO of Royal Gold, commented, “With this transaction, Corani is moving into the hands of a well-capitalized company with a management team that has experience advancing large-scale projects in Latin America. I am pleased to see this transaction materialize, as it increases Royal Gold’s exposure to the potentially large-scale and long-life Corani Project, and also furthers our objective of simplifying the portfolio we acquired with Sandstorm Gold by converting non-core assets into interests that fit our business model.”

Bear Creek Strategic Review and Benefits of the Arrangement to Bear Creek Shareholders

Bear Creek undertook a formal comprehensive and thorough strategic review process (the “Strategic Review”) over the past nine months to explore and evaluate the strategic and financial options available to Bear Creek with the ultimate view of restoring balance sheet strength and enhancing value for shareholders. Bear Creek’s Special Committee, with the assistance of its legal and financial advisors, engaged with more than 100 parties and carried out an exhaustive analysis of multiple incoming proposals including joint venture, asset and corporate transactions. The Special Committee determined the Highlander Arrangement to be the superior offer in the best interests of the shareholders of Bear Creek (the “Bear Creek Shareholders”).

Benefits to Bear Creek Shareholders

●	Continued Exposure to the Corani Project: Creates a near-term and executable pathway to construction and operation of the Corani Project – one of the world’s largest fully permitted silver polymetallic deposits with 229 million ounces of silver and 4.4 billion pounds combined lead and zinc in proven and probable mineral reserves – unlocking long-underappreciated value for Bear Creek Shareholders.

●	Complementary Assets: Combines the Corani Project’s substantial silver mineral reserves with Highlander’s rapidly-advancing San Luis gold-silver development property to establish a top tier precious and base metal inventory and an organic pipeline of projects in Peru providing near and long term growth.

●	Stabilizes Bear Creek’s Working Capital: Private Placement (as defined below) in the common shares of Bear Creek (“Bear Creek Shares”) by Highlander Silver provides immediate liquidity and demonstrates Highlander Silver’s confidence in the Arrangement.

●	Sound Financial Footing: Participation in a financially robust pro-forma company with a strong cash position, no debt, and a strong group of supportive shareholders including the Augusta Group, the Lundin family and Eric Sprott. The Arrangement eliminates Bear Creek’s debt and stream burden (totaling US$121 million as at September 30, 2025) and significantly reduces liquidity and going concern risk for Bear Creek Shareholders.

●	Enhanced Capital Markets Profile: Participation in a growth-oriented company with increased critical mass, having a combined equity market capitalization of approximately $625 million, which will benefit from increased liquidity and the potential to amplify market exposure and normalize price to net asset value ratios.

●	Insider Support: All directors and officers of Bear Creek, as well as Bear Creek’s largest shareholders, Royal Gold, Inc. (“Royal Gold”) and Equinox Gold Corp. (“Equinox”), have signed voting support agreements in favour of the Arrangement, representing approximately 34% of the outstanding Bear Creek Shares.

●	Debt Restructuring: Outstanding debt obligations with Equinox and affiliates of Royal Gold are restructured in a manner which preserves Bear Creek Shareholders’ exposure to the Corani Project.

Details of the Arrangement

Bear Creek and Highlander Silver entered into a definitive Arrangement Agreement on December 18, 2025, pursuant to which Highlander Silver will acquire all of the issued and outstanding Bear Creek Shares by way of a statutory plan of arrangement under the Business Corporations Act (British Columbia).

Bear Creek Shareholders will receive 0.1175 common shares in the capital of Highlander Silver (the “Highlander Shares”, and such ratio being the “Exchange Ratio”) in exchange for each Bear Creek Share held immediately prior to the effective time of the Arrangement. Upon completion of the Arrangement, existing holders of Highlander Shares (“Highlander Shareholders”) and former Bear Creek Shareholders will own approximately 82% and 18% of the total issued and outstanding Highlander Shares, respectively, on a fully-diluted basis.

Highlander Silver expects to issue an aggregate of approximately 34,450,672 Highlander Shares to the Bear Creek Shareholders, based on the Bear Creek Shares outstanding as at the date of this announcement. Highlander Silver may also issue up to approximately 346,253 additional Highlander Shares subject to, as part of the Arrangement, the conversion into Bear Creek Shares of certain convertible securities of Bear Creek at the effective time of the Arrangement. In-the-money stock options (as determined to be “in-the-money” as at the date of the Arrangement Agreement), restricted share units (the “RSUs”) and deferred share units (the “DSUs”) of Bear Creek outstanding immediately prior to the effective time of the Arrangement will (whether vested or unvested) immediately vest and be converted, as a step in the Arrangement, into Bear Creek Shares and the holders thereof will receive the number of Highlander Shares to which they are entitled for such Bear Creek Shares under the Arrangement based on the Exchange Ratio. Out-of-the-money options of Bear Creek (as determined to be “out-of-the-money” as at the date of the Arrangement Agreement) will be cancelled without any payment and such out-of-the-money optionholders will cease to have any rights under such cancelled options.

The outstanding warrants of Bear Creek will be treated in accordance with their terms and are expected to continue to trade on the TSX Venture Exchange (“TSXV”) under the symbol “BCM.WT”. After giving effect to the Arrangement, Bear Creek warrants will become exercisable into Highlander Shares.

In addition, Highlander Silver has also entered into agreements with affiliates of Royal Gold and Equinox to settle all of Bear Creek’s outstanding indebtedness owing to such parties, subject to the completion of the Transaction (the “Debt Settlement Arrangements” and together with the Arrangement, the “Transaction”).

The Transaction is expected to close in the first quarter of 2026, subject to the receipt of all required court, regulatory and stock exchange approvals. Following completion of the Arrangement, the Highlander Shares will remain listed on the Toronto Stock Exchange and the Bear Creek Shares will be delisted from the TSXV.

Debt Settlement Arrangements

Highlander Silver has entered into definitive agreements to: (i) settle outstanding debt obligations owing by Bear Creek to Equinox and certain affiliates of Royal Gold; and (ii) terminate the gold and silver stream obligations between Bear Creek and an affiliate of Royal Gold under the Mercedes streaming arrangement.

Royal Gold will receive cash consideration of US$6.2 million, an incremental 1.75% secured net smelter return royalty on the Corani Project and an unsecured 2% net smelter return royalty on the Mercedes mine, together with certain parent guarantees from Highlander Silver. Royal Gold’s existing 1% secured net smelter return royalty on the Corani Project will remain in place, such that Royal Gold will hold an aggregate 2.75% secured net smelter return royalty on the Corani Project (the “Corani NSR”). Highlander Silver will be permitted to buy back 0.5% of the Corani NSR for US$25 million until the earlier of: (i) January 1, 2033; and (ii) the date that is 6 months after a final investment decision (“FID”) is made. If the FID is obtained before December 31, 2028, Highlander Silver will be permitted to buy back 0.75% of the Corani NSR for US$30 million.

Equinox will receive US$1.6 million of cash consideration and a 0.5% unsecured net smelter royalty on the Corani Project (the “Equinox NSR”). Highlander Silver will be permitted to buy back 0.167% of the Equinox NSR for US$8.3 million until the earlier of: (i) January 1, 2033; and (ii) the date that is 6 months after an FID.

The Debt Settlement Arrangements are conditional upon closing the Arrangement.

Concurrent with execution of the Arrangement Agreement, both Royal Gold and Equinox have agreed to extend the interest accrual period on Bear Creek’s convertible debts owing to both parties from December 31, 2025 to the earlier of (i) the closing date of the Arrangement and (ii) the termination of the Arrangement Agreement in accordance with its terms (the “Interest Deferral”). As at September 30, 2025, approximately $3.9 million of interest was accrued and payable to the parties. The fixed gold delivery obligations to Royal Gold under the Mercedes streaming arrangement will continue until the closing of the Arrangement.

Each of Royal Gold and Equinox is a “related party” of the Bear Creek and the Debt Settlement Arrangements and the Interest Deferral constitute "related party transactions" (as each term is defined in the policies of the TSXV and MI 61-101). Bear Creek intends to rely on the specified markets exemption from the formal valuation requirement set forth in subsection 5.5(b) of MI 61-101 and intends to seek approval from disinterested shareholders of Bear Creek, excluding for this purpose the votes held by any person required under MI 61-101 at the Bear Creek Meeting (as defined below).

Concurrent Non-Brokered Private Placement

Concurrently with the entering into of the Arrangement Agreement, Highlander Silver has entered into a subscription agreement with Bear Creek pursuant to which Highlander Silver will subscribe for 50,000,000 Bear Creek Shares at a price of $0.36 per Bear Creek Share for gross proceeds of $18 million to acquire approximately 14.6% ownership stake in Bear Creek (the “Private Placement”). The proceeds from the Private Placement will be used by Bear Creek for bonding, site investigation, exploration and studies at the Corani Project and for general working capital purposes at Mercedes. Closing of the Private Placement is expected to be completed on December 30, 2025 and is not contingent on the completion of the Arrangement.

The Private Placement is subject to the approval of the TSXV and other customary regulatory approvals. No finder’s fee is payable in connection with the Private Placement. The Bear Creek Shares issued under the Private Placement will be subject to a statutory four month and one day hold period, pursuant to securities laws in Canada. The Bear Creek Shares issued under the Private Placement have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state of the United States. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities of Bear Creek, nor shall there be any offer or sale of any securities of Bear Creek in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Pursuant to the Arrangement, Bear Creek Shares held by Highlander Silver will be cancelled in accordance with the terms of the Arrangement Agreement and no Highlander Shares or other compensation will be issued in connection with such cancellation.

Transaction Conditions and Timing

The Arrangement will be effected by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia) and will require the approval of: (i) at least 66⅔% of votes cast by Bear Creek Shareholders, (ii) 66⅔% of the votes cast by the Bear Creek Shareholders and holders of the stock options, RSUs and DSUs (collectively, the “Bear Creek Securityholders”), voting together as a single class, and, if required, (iii) a simple majority of the votes cast by disinterested shareholders of Bear Creek, excluding for this purpose the votes held by any person required under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

The Arrangement will require approval of a simple majority of votes cast by Highlander Shareholders.

The Arrangement Agreement includes customary representations and warranties for a transaction of this nature as well as customary interim period covenants regarding the operation of Highlander Silver’s and Bear Creek’s businesses. The Arrangement Agreement also includes customary deal protections in favour of each of Highlander Silver and Bear Creek. With respect to Highlander Silver, these protections include fiduciary-out provisions, non-solicitation covenants, and a right to match any superior proposals. With respect to Bear Creek, these protections include a fiduciary-out provision. The Arrangement Agreement includes a termination fee of $8 million payable by Bear Creek in the event the Arrangement Agreement is terminated in certain circumstances and a reverse-termination fee of $8 million payable by Highlander Silver in the event the Arrangement Agreement is terminated in certain circumstances.

In addition to securityholder and court approvals, the Arrangement is subject to applicable regulatory approvals, stock exchange approvals and the satisfaction of certain other closing conditions customary in transactions of this nature. The Arrangement is expected to close in the first quarter of 2026.

None of the securities to be issued pursuant to the Arrangement have been or will be registered under the U.S. Securities Act, or any state securities laws, and any securities issuable in the Arrangement are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Further details of the Arrangement, will be included in separate management information circulars to be prepared by each of Bear Creek (the “Bear Creek Circular”) and Highlander Silver (the “Highlander Circular”) that will be delivered to Bear Creek Shareholders and Highlander Shareholders, respectively, in advance of the meeting of Bear Creek Securityholders (the “Bear Creek Meeting”) and the meeting of Highlander Shareholders (the “Highlander Meeting”), each of which are anticipated to be held in February 2026. A copy of the Arrangement Agreement will be made available on Bear Creek’s and Highlander Silver’s SEDAR+ profiles at www.sedarplus.ca. The Bear Creek Circular and Highlander Circular will also be made available on Bear Creek’s and Highlander Silver’s SEDAR+ profiles in advance of the Bear Creek Meeting and the Highlander Meeting.

Boards of Directors’ Recommendation

The board of directors of Highlander Silver (the “Highlander Board”), after consultation with its outside financial and legal advisors, unanimously approved, among other things, the Arrangement, the subscription for Bear Creek Shares under the Private Placement and the Debt Settlement Arrangements. The Highlander Board has determined the Arrangement is in the best interests of Highlander Silver and the Highlander Board unanimously recommends that the Highlander Shareholders vote in favour of approving the Arrangement at the Highlander Meeting.

Based on the unanimous recommendation of a special committee of independent directors of Bear Creek (the “Special Committee”) and after consultation with its outside financial and legal advisors, the board of directors of Bear Creek (the “Bear Creek Board”) unanimously approved the Arrangement and has determined the Arrangement is in the best interests of Bear Creek, and that the consideration to be received by Bear Creek Shareholders is fair, from a financial point of view, to Bear Creek Shareholders. The Bear Creek Board unanimously recommends that Bear Creek Shareholders vote in favour of approving the Arrangement at the Bear Creek Meeting.

BMO Capital Markets and Stifel Nicolaus Canada Inc. have provided fairness opinions to the Bear Creek Board in connection with the Transaction.

Voting Support Agreements

Each of Highlander Silver’s and Bear Creek’s directors and officers support the Transaction and have entered into customary voting support agreements agreeing to vote their Highlander Shares or Bear Creek Shares, respectively, in favor of the Arrangement. Royal Gold and Equinox have also entered into a voting support agreement with Highlander Silver to vote their Bear Creek Shares in favour of the Arrangement, resulting in approximately 34% of all issued and outstanding Bear Creek Shares and 31% of all issued and outstanding Highlander Shares being subject to voting support agreements to support the Transaction. The voting support agreement may be terminated in certain circumstances, including, without limitation, upon termination of the Debt Settlement Arrangements (in the case of Royal Gold) or the Arrangement Agreement.

Advisors and Counsel

Canaccord Genuity Corp. and Minmetals Securities Co., Ltd., headquartered in China, are acting as financial advisors to Highlander Silver. Osler, Hoskin & Harcourt LLP is acting as legal advisor to Highlander Silver.

BMO Capital Markets and BLB Advisory EIRL are acting as financial advisors to Bear Creek. Stifel Nicolaus Canada Inc. is acting as independent financial advisor to the Special Committee. Borden Ladner Gervais LLP is acting as Canadian legal advisors to Bear Creek.

About Highlander Silver

Highlander Silver is primarily focused on advancing the bonanza grade San Luis gold-silver project that is located adjacent to the past-producing Pierina mine in Central Peru. San Luis hosts Indicated Mineral Resources of 356 koz Au at 24.4 g/t Au and 8.4 Moz Ag at 579 g/t Ag and ranks among the 10 highest grade projects globally in both gold and silver categories3. Highlander Silver’s significant shareholders include the Augusta Group, which boasts an exceptional track record of value creation totaling over $4.5 billion in exit transactions, and strategic shareholders, the Lundin family and Eric Sprott.

3 S&P Global rankings including the San Luis gold-silver project.

About Bear Creek

Bear Creek is a precious metals producer with a fully permitted development asset, the Corani Project in Puno, Peru, one of the largest fully permitted silver deposits in the world which is highlighted by its substantial mineral reserves and mineral resources, low estimated operating costs and overwhelming community support. The Mercedes mine in Sonora, Mexico is a cash flow generating gold mine with operational upside and exciting exploration potential.

Early Warning Disclosure – Royal Gold

Royal Gold beneficially owns, directly or indirectly, or exercises control or direction over 58,381,399 Bear Creek Shares representing approximately 19.9% of the issued and outstanding Bear Creek Shares on a non-diluted basis.

Bear Creek’s head office is located at Suite 3200, 733 Seymour Street, Vancouver, British Columbia, V6B 0S6, Canada. Royal Gold’s head office is located at 1144 15th St., Suite 2500, Denver, Colorado, 80202, United States.

The Bear Creek Shares are held for investment purposes. Subject to the voting support agreement, Royal Gold and its affiliates may, from time to time, depending on market and other conditions, increase or decrease its beneficial ownership, control or direction over securities of Bear Creek through market transactions, private agreements or otherwise.

An early warning report will be filed by Royal Gold on Bear Creek’s SEDAR+ profile and may also be obtained by contacting Royal Gold at 1144 15th Street, Suite 2500, Denver, Colorado, 80202, United States, Attention: Alistair Baker, Senior Vice President, Investor Relations and Business Development, Tel: (303) 573-1660.

Information contact

Highlander Silver

Arun Lamba, Vice President Corporate Development

Email: alamba@highlandersilver.com

Bear Creek

Barbara Henderson, Vice President Corporate Communications

Direct: 604-628-1111

E-mail: barb@bearcreekmining.com

www.bearcreekmining.com

Non-GAAP Financial Measures

This news release contains the performance measure all-in sustaining costs (AISC) which is derived from the 2019 Feasibility Study that is not defined under IFRS (the “Non-GAAP Financial Measure”). Bear Creek believes that this Non-GAAP Financial Measure, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the Corani Project.

The Non-GAAP Financial Measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS as an indicator of performance. The Non-GAAP Financial Measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers with similar descriptions.

Scientific and Technical Information

Scientific and technical information in the news release relating to the Corani Project are taken from the technical report entitled, “Bear Creek Mining Corani Project NI 43-101 Technical Report” dated December 17, 2019 (the “2019 Feasibility Study”). Scientific and technical information in the news release relating to the Mercedes mine are taken from the technical report entitled, “NI 43-101 Technical Report Mercedes Gold – Silver Mine Sonora State, Mexico” dated September 30, 2024.

Technical information contained in this news release with respect to Bear Creek has been reviewed and approved by Donald Mc Iver, Fellow SEG and Fellow Aus-IMM. Mr. Mc Iver is Vice President, Exploration and Geology of Bear Creek Mining Corporation, who is a qualified person for the purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects (‘‘NI 43-101’’).

Unless otherwise noted, scientific and technical information in the news release relating to the San Luis Project are taken from the technical report entitled, “Technical Report on the San Luis Property” dated January 15, 2025.

Technical information contained in this news release with respect to Highlander Silver has been reviewed and approved by Dr. Sergio Gelcich, P.Geo., Vice President, Exploration, Highlander Silver, who is a “Qualified Person” as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Forward-looking statements

This news release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements.

In this news release, forward-looking statements relate to, among other things, statements regarding: the proposed acquisition by Highlander Silver of all of the Bear Creek Shares pursuant to the Arrangement and the terms thereof; the receipt of necessary shareholder, court and regulatory approvals for the Arrangement; the anticipated timeline for completing the Transaction; the treatment of the Bear Creek warrants and the continued listing of the same; the timing of the Bear Creek Meeting and Highlander Meeting and mailing of the management information circulars regarding the same; the Interest Deferral and Debt Settlement Arrangements; the terms and conditions pursuant to which the Transaction will be completed, if at all; the anticipated benefits of the Transaction; and the anticipated filing of materials on SEDAR+. These forward-looking statements are no guarantees of future results and involve risks and uncertainties that may cause actual results to differ materially from the potential results discussed in the forward-looking statements.

In respect of the forward-looking statements, Highlander Silver and Bear Creek have relied on certain assumptions that they believe are reasonable at this time, including assumptions as to the ability of the parties to receive, in a timely manner and on satisfactory terms, the necessary regulatory, court, shareholder, stock exchange and other third party approvals and the ability of the parties to satisfy, in a timely manner, the other conditions to the completion of the Transaction. This timeline may change for a number of reasons, including unforeseen delays in preparing meeting materials; inability to secure necessary regulatory, court, shareholder, stock exchange or other third-party approvals in the time assumed or the need for additional time to satisfy the other conditions to the completion of the Transaction. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release concerning these times.

Risks and uncertainties that may cause such differences include but are not limited to: the risk that the Transaction or the Private Placement may not be completed on a timely basis, if at all; the conditions to the consummation of the Transaction or the Private Placement may not be satisfied; the risk that the Transaction or the Private Placement may involve unexpected costs, liabilities or delays; the possibility that legal proceedings may be instituted against Highlander Silver, Bear Creek, and/or others relating to the Transaction or the Private Placement and the outcome of such proceedings; the possible occurrence of an event, change or other circumstance that could result in termination of the Transaction; risks relating to the failure to obtain necessary shareholder, court and stock exchange approvals; other risks inherent in the mining industry. Failure to obtain the requisite approvals, or the failure of the parties to otherwise satisfy the conditions to or complete the Transaction, Private Placement or Debt Settlement Arrangements, may result in the Transaction, Private Placement or Debt Settlement Arrangements not being completed on the proposed terms, or at all. In addition, if the Transaction or Private Placement are not completed, the announcement of the Transaction and the Private Placement and the dedication of substantial resources of Highlander Silver and Bear Creek to complete the Transaction and the Private Placement could have a material adverse impact on each of Highlander Silver’s and Bear Creek’s share price, its current business relationships and on the current and future operations, financial condition, and prospects of each of Highlander Silver and Bear Creek.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Corani Project Mineral Reserve and Resource Statement

The mineral resource and mineral reserve estimates of the Corani Project set forth below have been taken from the 2019 Feasibility Study, a copy of which is filed on Bear Creek’s SEDAR+ profile. Mineral Resources below are not mineral reserves and, as such, do not have demonstrated economic viability.

Category	Tonnes	Silver	Lead	Zinc	Silver	Lead	Zinc
	Mt	g/t	%	%	M oz	M lb	M lb
Mineral Reserves
Proven	20	59.7	1.00	0.60	39	450	269
Probable	118	49.9	0.88	0.55	190	2,292	1,426
Proven & Probable	139	51.3	0.90	0.55	229	2,742	1,694

Notes:

1.	The Mineral Reserves have been estimated using the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM).
2.	The Mineral Reserves have been estimated using the following metal prices: US$20.00/oz silver, US$1.00/lb zinc, US$0.95/lb lead using a revenue factor 1.00 pit shell as a basis for the pit design.
3.	Only pre-mineral tuff type of material has been considered as reserves.
4.	NSR Cutoff grades used are equal or higher than: US$10.79/t.
5.	The effective date for these Mineral Reserves is 5 November 2019.
6.	Totals / Averages may not add up due to rounding of individual tonnes and grades.
7.	The tonnes and grades shown above are considered a Mineral Reserve because they have been demonstrated to be economically viable through the Corani Project financial model using the following metal prices: US$18.00/oz silver, US$1.10/lb zinc, US$0.95/lb lead.

	Tonnes	Silver	Lead	Zinc	Silver	Lead	Zinc
Category	Mt	g/t	%	%	M oz	M lb	M lb
Mineral Resources (inclusive of Mineral Reserves)
Measured	31	50.0	0.79	0.49	49	534	329
Indicated	208	40.9	0.64	0.43	274	2,933	1,985
Measured & Indicated	239	42.1	0.66	0.44	323	3,466	2,313
Inferred	73	35.5	0.40	0.30	84	641	484

Notes:

1.	Cutoff Value: US$10.79/tonne covers process and general and administrative costs.
2.	Mineral Resources are inclusive of Mineral Reserves
3.	The Mineral Resources are not Mineral Reserves and, as such, do not have demonstrated economic viability.